EXHIBIT 12.1

WESTERN GAS EQUITY PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS

	Year Ended December 31,
thousands	2017	2016	2015	2014	2013
Earnings:
Income (loss) before income taxes	$578,068	$605,352	$56,630	$492,550	$288,945
Add:
Fixed charges	153,214	123,807	123,680	87,892	64,806
Distributions from equity investments	110,465	103,423	98,298	81,022	22,136
Amortization of capitalized interest	2,572	3,491	2,375	2,095	934
Less:
Equity income, net – affiliates	85,194	78,717	71,251	57,836	22,948
Capitalized interest	6,826	5,562	8,318	9,832	11,945
Net income before taxes attributable to noncontrolling interests	198,607	252,117	(152,508)	166,410	121,585
Earnings	$553,692	$499,677	$353,922	$429,481	$220,343
Fixed charges:
Interest expense, excluding capitalized interest	$151,441	$122,190	$122,190	$86,598	$63,742
Interest component of rent expense	1,773	1,617	1,490	1,294	1,064
Fixed charges	$153,214	$123,807	$123,680	$87,892	$64,806

Preferred unit distributions (1)	$7,453	$45,784	$—	$—	$—

Combined fixed charges and preferred unit distributions	$160,667	$169,591	$123,680	$87,892	$64,806

Ratio of earnings to fixed charges (2)	3.6x	4.0x	2.9x	4.9x	3.4x

Ratio of earnings to combined fixed charges and preferred unit distributions (2) (3)	3.4x	2.9x	2.9x	4.9x	3.4x
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(1)	Represents the distributions associated with WES’s Series A Preferred units issued in 2016. WES’s Series A Preferred units converted into WES common units on a one-for-one basis in 2017.

(2)
These ratios were computed by dividing earnings by fixed charges and by combined fixed charges and preferred unit distributions, respectively. For this purpose, earnings include pre-tax income, plus fixed charges to the extent they affect current year earnings, amortization of capitalized interest and distributed income of equity investments, less equity income, noncontrolling interests in pre-tax income from subsidiaries that did not incur fixed charges, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.

(3)	No preferred units were outstanding during the years ended December 31, 2015, 2014 and 2013.